

July 30, 2013

Via E-mail
Yuval Yanai
Chief Financial Officer
Given Imaging LTD
Hermon Building, New Industrial Park
Yoqneam 20692, Israel

    Re: **Given Imaging LTD**
           Form 20-F for the Fiscal Year Ended December 31, 2012
           Filed March 7, 2013
           File No. 000-33133

Dear Mr. Yanai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 47

Results of Operations, Non-GAAP Financial Measures, page 61

1. We see that you are presenting non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an "adjusted" income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

2. As a related matter, under Item 10(e)(1)(ii)(e), a registrant should not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. We note that the non-GAAP measures included in the first table on page 61 use the same descriptions as their U.S. GAAP counterparts. Please revise in future filings.

Item 15. Controls and Procedures, page 105

Management's Annual Report on Internal Control over Financial Reporting

3. While you disclose that you completed management's annual evaluation of internal control over financial reporting as of December 31, 2012, your conclusion on effectiveness is as of December 31, 2011. Please tell us management's conclusion on the effectiveness of internal control over financial reporting as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristen Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief